Exhibit 99.1

 Q1 2024 Update  April 23rd, 2024

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.20  p.23

Executive Summary

The business performed well in Q1, led by healthy subscriber gains, improved monetization and record strength in profitability. Although we saw greater MAU variability during the quarter amidst moderated marketing activity and organizational change, Subscriber net additions of 3 million were in-line with guidance while Y/Y growth in Premium ARPU and advertising revenue both improved. Revenue grew 21% Y/Y on a constant currency* basis, reflecting ~100 bps of sequential acceleration vs. Q4'23. Gross Margin exceeded guidance by 121 bps, reaching 27.6%. Operating Income improved to a new quarterly high of €168 million. Operating Income was impacted by €82 million in Social Charges which were €74 million higher than forecast driven by share price appreciation during the quarter. Q1 Free Cash Flow* was €207 million.

Overall, we are encouraged by the strong start to the year and view the business as well positioned to deliver on the goals outlined at our 2022 Investor Day.

USER & FINANCIAL SUMMARY	Q1 2023	Q4 2023	Q1 2024	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	515	602	615	19%	2%
Premium Subscribers	210	236	239	14%	1%
Ad-Supported MAUs	317	379	388	22%	2%
FINANCIALS (€M)					
Premium	2,713	3,170	3,247	20%	2%
Ad-Supported	329	501	389	18%	-22%
Total Revenue	**3,042**	**3,671**	**3,636**	**20%**	**-1%**
Gross Profit	766	980	1,004	31%	2%
Gross Margin	**25.2%**	**26.7%**	**27.6%**	--	--
Operating (Loss)/Income	**(156)**	**(75)**	**168**	--	--
Operating Margin	(5.1%)	(2.0%)	4.6%	--	--
Net Cash Flows From Operating Activities	59	397	211	--	--
Free Cash Flow*	**57**	**396**	**207**	--	--

Spotify

* Constant Currency and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Double digit Y/Y growth in  MAUs and Subscribers  Launched music video availability in 11 markets and Song Psychic availability in 64 markets  Unveiled Audiobooks Access Tier to ad-supported music users in the United States  Announced AUX, Spotify’s in-house music advisory agency for brands seeking to use music to enrich their campaigns  Published 4th annual Loud & Clear Report, highlighting $9B+ in payouts to the music industry in 2023 and  $48B+ since our founding  Key Highlights  Accelerating constant currency* Revenue with  record high profitability  Total Revenue grew 20% Y/Y to €3.6 billion; on a constant currency* basis, Total Revenue grew 21% Y/Y (~100 bps of acceleration vs. Q4’23)  On a constant currency basis, Premium ARPU grew 7% Y/Y (~200 bps of acceleration vs. Q4’23)  Gross Margin finished at a Q1 high of 27.6% (up 243 bps Y/Y); Gross Profit surpassed €1 billion for the first time in our history  Operating Income finished at a record high of €168 million (a 4.6% margin)  Unveiled new experiences for users alongside growing  music industry partnership  MAUs grew 19% Y/Y to 615 million, reflecting healthy Y/Y and Q/Q growth across all regions  ●  Premium Subscribers grew 14% Y/Y to 239 million, led by growth in Family and Duo plans

 Results  Q1 2024 Actuals  Guidance  Total Revenue (€B)  In-Line  €3.6  €3.6  Gross Margin  Above  27.6%  26.4%  Operating Income (€M)*  Below  €168  €180  Key Highlights: Actuals vs. Guidance  Users  Results  Q1 2024 Actuals  Guidance  Monthly Active Users (M)  Below  615  618  Premium Subscribers (M)  In-line  239  239  Financials  *Includes €82 million of Social Charge accruals which were €74 million higher than forecast / guidance driven by share price appreciation during the quarter.

 FINANCIAL  SUMMARY

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  515  551  574  602  615  19%  --  Premium Subscribers  210  220  226  236  239  14%  --  Ad-Supported MAUs  317  343  361  379  388  22%  --  FINANCIALS (€M)  Premium  2,713  2,773  2,910  3,170  3,247  20%  21%  Ad-Supported  329  404  447  501  389  18%  19%  Total Revenue  3,042  3,177  3,357  3,671  3,636  20%  21%  Gross Profit  766  766  885  980  1,004  31%  33%  Gross Margin  25.2%  24.1%  26.4%  26.7%  27.6%  --  --  Total Operating Expenses  922  1,013  853  1,055  836  -9%  -9%  Operating (Loss)/Income  (156)  (247)  32  (75)  168  --  --  Operating Margin  (5.1%)  (7.8%)  1.0%  (2.0%)  4.6%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  59  13  211  397  211  --  --  Free Cash Flow*  57  9  216  396  207  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.5  3.5  3.8  4.3  4.7  --  --

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 27.6% in Q1, up 243 bps Y/Y reflecting:  Improved music and podcast profitability and  Other Costs of Revenue favorability, partially offset by  Audiobooks costs  Operating Income was €168 million in Q1 and reflected:  €82 million in Social Charges, which were more than offset by  Lower personnel and related costs and marketing spend  At the end of Q1, our workforce consisted of 7,721 full-time employees** globally  Revenue of €3,636 million grew 20% Y/Y in Q1 (or 21% Y/Y constant currency*), reflecting:  Premium Revenue growth of 20% Y/Y (or 21% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and  Ad-Supported Revenue growth of 18% Y/Y (or 19% Y/Y constant currency*)  Free Cash Flow* was €207 million in Q1. Our liquidity and balance sheet remained strong, with €4.7 billion in cash and cash equivalents, restricted cash and short term investments.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Includes employees impacted by December 2023 workforce reduction that remained on garden leave.

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Improved Premium growth led by ARPU acceleration  Premium Revenue grew 20% Y/Y to €3,247 million (or 21% Y/Y constant currency*), reflecting subscriber growth of 14% Y/Y and a Premium ARPU increase of 5% Y/Y to €4.55 (or up 7% Y/Y constant currency vs. 5% Y/Y in Q4’23). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product and market mix.  Improved Ad-Supported growth in music and podcasting  Ad-Supported revenue grew 18% Y/Y (or 19% Y/Y constant currency*), reflecting double-digit Y/Y growth across all regions. Music advertising revenue grew healthy double-digits Y/Y driven by growth in impressions sold and increased pricing. Podcast advertising revenue grew faster than music, driven by significant growth in impressions sold across Original and Licensed podcasts and the Spotify Audience Network, partially offset by softer pricing. The Spotify Audience Network saw high single digit Q/Q growth in participating publishers and shows.

 Premium Gross Margin was 30.2% in Q1, up 155 bps Y/Y. The Y/Y trend reflects improvements in music profitability (aided by favorability in Marketplace) and Other Cost of Revenue, partially offset by audiobooks costs.  Gross Margin  Music and podcast gains along with Other Cost of Revenue favorability aid Y/Y expansion  Gross Margin finished at 27.6% in Q1, up 243 bps Y/Y. The Y/Y trend reflects improvement across music and podcasting and reductions in Other Cost of Revenue, partially offset by audiobooks costs.  Ad-Supported Gross Margin was 6.4%  in Q1, up 947 bps Y/Y. The Y/Y trend reflects improvement in podcast trends and music profitability as well as Other Cost of Revenue favorability.

 Operating Expenses declined 9% Y/Y in Q1. Y/Y changes in Social Charge movements elevated Y/Y expense growth by  ~800 bps, while the lapping of the prior year charges related to efficiency initiatives lowered expense growth by ~400 bps. The remaining 13% Y/Y decline in Operating Expenses reflected a decrease in personnel and related costs and lower marketing spend. Currency movements had a <1% impact on reported Operating Expense growth.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €82 million in the current period vs. €12 million in the prior year period.  Operating Expenses  Y/Y declines driven by increased focus on efficiency  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was €207 million in Q1, an increase Y/Y as a result of higher Net Income adjusted for non-cash items, partially offset by working capital headwinds arising from severance payments associated with our December workforce reduction and the timing of licensor payments.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged approximately €275 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated over €2 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €4.7 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 19% Y/Y to 615 million, up from 602 million last quarter, but below our guidance by 3 million. Quarterly performance reflected:  Healthy growth across all regions, led by Latin America and Rest of World  Moderated marketing activity, which led to more normalized growth following 2023’s record performance  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 14% Y/Y to 239 million, up from 236 million last quarter and in-line with guidance. Quarterly performance reflected:  Continued double-digit Y/Y growth across all regions  Strong performance of Family and Duo plans  Premium Subscribers

 PRODUCT  & PLATFORM

 Music  Launched music videos in beta for Spotify Premium users across 11 markets, adding another way to enhance the artist-to-fan connection.  Launched Song Psychic, a new music engagement feature where users are able to get answers to topics ranging from My Future to Life’s Greatest Mysteries in the form of a song.

 Building the World’s #1 Audio Network  Announced AUX, Spotify’s in-house music advisory agency for brands seeking to use music to enrich their campaigns and connect with emerging artists to reach new audiences.  Launched the Audiobooks Access Tier in the US, which provides music listeners on the ad-supported service 15 hours of audiobook listening a month from our audiobooks catalog of over 250,000 titles for $9.99/mo.

 Loud & Clear Report  On March 19, 2024, we published our 4th annual Loud & Clear report which shows the impact that Spotify has on the music industry. For another year, Spotify set the record for the highest annual payment to the music industry from any single retailer: $9B+. Beyond total payouts, the report highlighted the growth in music streaming broadly, the rise in prominence of international artists on Spotify and artist career paths on Spotify from 2017 to today.

 OUTLOOK

 Outlook for Q2’24  The following forward-looking statements reflect Spotify’s expectations for Q2 2024 as of April 23, 2024 and are subject to substantial uncertainty.  Total MAUs  631 million  Implies the addition of approximately 16 million net new MAUs in the quarter  Total Premium Subscribers  245 million  Implies the addition of approximately 6 million net new subscribers in the quarter  Total Revenue  €3.8 billion  Assumes approximately 140 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of the Q1 close  Gross Margin  28.1%  Primarily driven by Y/Y improvement in music, podcasting and Other Cost of Revenue  Operating Income  €250 million  Incorporates €13 million in Social Charges based on a Q1 close share price of $263.90

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Ben Kung, our Interim Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ124. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/VqsCtILh  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, gross profit, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 8, 2024, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  March 31, 2024  December 31, 2023  March 31, 2023  Revenue  3,636  3,671  3,042  Cost of revenue  2,632  2,691  2,276  Gross profit  1,004  980  766  Research and development  389  468  435  Sales and marketing  324  432  347  General and administrative  123  155  140  836  1,055  922  Operating income/(loss)  168  (75)  (156)  Finance income  59  46  27  Finance costs  (53)  (102)  (77)  Finance income/(costs) - net  6  (56)  (50)  Income/(loss) before tax  174  (131)  (206)  Income tax (benefit)/expense  (23)  (61)  19  Net income/(loss) attributable to owners of the parent  197  (70)  (225)  Earnings/(loss) per share attributable to owners of the parent  Basic  0.99   (0.36)   (1.16)  Diluted  0.97  (0.36)  (1.16)  Weighted-average ordinary shares outstanding  Basic  198,025,456  196,036,080  193,562,462  Diluted  203,773,043 196,036,080 193,562,462

 March 31, 2024  December 31, 2023  Assets  Non-current assets  Lease right-of-use assets  274  300  Property and equipment  224  247  Goodwill  1,159  1,137  Intangible assets  76  84  Long term investments  1,534  1,215  Restricted cash and other non-current assets  72  75  Finance lease receivables  51  —  Deferred tax assets  41  28  3,431  3,086  Current assets  Trade and other receivables  777  858  Income tax receivable  21  20  Short term investments  1,220  1,100  Cash and cash equivalents  3,451  3,114  Other current assets  175  168  5,644  5,260  Total assets  9,075  8,346  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  5,397  5,155  Treasury shares  (262)  (262)  Other reserves  2,159  1,812  Accumulated deficit  (3,985)  (4,182)  Equity attributable to owners of the parent  3,309  2,523  Non-current liabilities  Exchangeable Notes  1,270  1,203  Lease liabilities  493  493  Accrued expenses and other liabilities  17  26  Provisions  3  3  Deferred tax liabilities  17  8  1,800  1,733  Current liabilities  Trade and other payables  1,048  978  Income tax payable  14  12  Deferred revenue  634  622  Accrued expenses and other liabilities  2,228  2,440  Provisions  20  21  Derivative liabilities  22  17  3,966  4,090  Total liabilities  5,766  5,823  Total equity and liabilities  9,075  8,346  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 March 31, 2024  December 31, 2023  March 31, 2023  Operating activities  Net income/(loss)  197  (70)  (225)  Adjustments to reconcile net income/(loss) to net cash flows  Depreciation of property and equipment  22  23  31  Amortization of intangible assets  9  11  13  Impairment charges on real estate assets  4  33  —  Write-off of content assets  —  (1)  —  Share-based compensation expense  69  34  105  Finance income  (59)  (46)  (27)  Finance costs  53  102  77  Income tax (benefit)/expense  (23)  (61)  19  Other  —  5  (5)  Changes in working capital:  Decrease/(increase) in trade receivables and other assets  80  (97)  118  (Decrease)/increase in trade and other liabilities  (171)  419  (57)  Increase in deferred revenue  7  33  6  (Decrease)/increase in provisions  —  (2)  1  Interest paid on lease liabilities  (9)  (9)  (10)  Interest received  37  34  23  Income tax paid  (5)  (11)  (10)  Net cash flows from operating activities  211  397  59  Investing activities  Payment of deferred consideration pertaining to business combinations  (7)  —  (7)  Purchases of property and equipment  (5)  (1)  (2)  Purchases of short term investments  (998)  (809)  (237)  Sales and maturities of short term investments  900  802  111  Change in restricted cash  1  —  —  Other  (5)  3  13  Net cash flows used in investing activities  (114)  (5)  (122)  Financing activities  Proceeds from exercise of stock options  242  224  75  Payments of lease liabilities  (15)  (11)  (15)  Lease incentives received  —  —  2  Payments for employee taxes withheld from restricted stock unit releases  (25)  (19)  (13)  Net cash flows from financing activities  202  194  49  Net increase/(decrease) in cash and cash equivalents  299  586  (14)  Cash and cash equivalents at beginning of the period  3,114  2,615  2,483  Net foreign exchange gains/(losses) on cash and cash equivalents  38  (87)  (26)  Cash and cash equivalents at period end  3,451  3,114  2,443  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 March 31, 2024  December 31, 2023  March 31, 2023  Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  197  (70)  (225)  Shares used in computation:  Weighted-average ordinary shares outstanding  198,025,456  196,036,080  193,562,462  Basic earnings/(loss) per share attributable to owners of the parent   0.99   (0.36)  (1.16)  Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  197  (70)  (225)  Net income/(loss) used in the computation of diluted earnings/(loss) per share  197  (70)  (225)  Shares used in computation:  Weighted-average ordinary shares outstanding  198,025,456  196,036,080  193,562,462  Stock options  3,684,589  —  —  Restricted stock units  2,038,363  —  —  Other contingently issuable shares  24,635  —  —  Diluted weighted-average ordinary shares  203,773,043  196,036,080  193,562,462  Diluted earnings/(loss) per share attributable to owners of the parent  0.97  (0.36)  (1.16)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings/(loss) per share

 Three months ended  March 31, 2024  March 31, 2023  IFRS revenue  3,636  3,042  Foreign exchange effect on 2024 revenue using 2023 rates  (53)  Revenue excluding foreign exchange effect  3,689  IFRS revenue year-over-year change %  20%  Revenue excluding foreign exchange effect year-over-year change %  21%  IFRS Premium revenue  3,247  2,713  Foreign exchange effect on 2024 Premium revenue using 2023 rates  (49)  Premium revenue excluding foreign exchange effect  3,296  IFRS Premium revenue year-over-year change %  20%  Premium revenue excluding foreign exchange effect year-over-year change %  21%  IFRS Ad-Supported revenue  389  329  Foreign exchange effect on 2024 Ad-Supported revenue using 2023 rates  (4)  Ad-Supported revenue excluding foreign exchange effect  393  IFRS Ad-Supported revenue year-over-year change %  18%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  19%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  March 31, 2024  March 31, 2023  IFRS Operating expenses  836  922  Foreign exchange effect on 2024 operating expenses using 2023 rates  (5)  Operating expenses excluding foreign exchange effect  841  IFRS Operating expenses year over year change %  (9)%  Operating expenses excluding foreign exchange effect year-over-year change %  (9)%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
Net cash flows from/(used in) operating activities	122	107	65	54	123	119	37	39	40	(70)	59	13	211	397	211
Capital expenditures	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)
Change in restricted cash	(2)	2	—	—	1	—	(5)	3	—	2	—	(2)	6	—	1
Free Cash Flow	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
Net cash flows from operating activities	348	349	361	333	318	235	46	68	42	213	680	832
Capital expenditures	(96)	(104)	(85)	(71)	(56)	(36)	(25)	(17)	(14)	(10)	(6)	(9)
Change in restricted cash	—	3	1	(4)	(1)	(2)	—	5	—	6	4	5
Free Cash Flow	**252**	**248**	**277**	**258**	**261**	**197**	**21**	**56**	**28**	**209**	**678**	**828**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended							
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Net cash flows from operating activities	101	179	344	573	259	361	46	680
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**